



04046052

Formation RECEIVED

2004 NOV -9 A

Significant New Mineralization Discovered in Recent Drilling

Vancouver, B.C., October 28, 2004 Formation Capital Corporation (FCO-TSX) (the Company) is pleased to announce the most recently available results from the ongoing 25,000 foot drill program on its 100% owned Idaho Cobalt Project by its 100% owned subsidiary Formation Capital Corporation, U.S. The drill program is designed to develop additional reserves and resources along strike and down-dip on the Ram deposit. Drill holes will improve the knowledge of the ore zones and minimize development risk. Previously released drill results demonstrated an increase in the measured and indicated resource. The current results tabled below demonstrate a further increase in the resource. There are additional holes awaiting assays and several holes remain to be drilled.

Earlier in the 2004 drill program, the Company was successful in confirming the down dip extension of mineralization along 400 feet of a known 1600 feet of strike on sections 4+00N to 8+00N. This mineralization was encountered well below the previously defined vertical depth of 650 feet (table 2). The grade and width of this mineralization is consistent with that discovered in earlier drill programs.

In more recent drilling, the Company has concentrated its efforts on sections 2+00N, 0+00 and 8+00S. The mineralization encountered in the three drill holes on sections 2+00N and 0+00 continues to confirm the down dip extension of mineralization now evidenced along 600 feet of strike (table1). Further to the south three holes were drilled on a 400 foot step out on section 8+00S. All three holes encountered mineralization extending the strike length of the Ram deposit to approximately one half mile. The mineralization on this section, the furthest section drilled to the south, appears to increase in grade and width when compared to previous drill intercepts (table 1 and 2). Mineralization remains open along both north (N) and south (S) strike directions and at depth.

Table 1: Current Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-10/ 707 / -66.0°	244.0°	8+00S /6+55E	622.9	652.1	29.2	26.3	0.68	1.99	0.0262
R04-12/ 1316 / -68.0°	243.4°	2+00N / 5+71E	934.7	940.4	5.7	5.5	1.12	0.52	0.0256
R04-13/ 800 / -82.5°	243.4°	8+00S / 6+55E	712.9	735.0	22.1	19.1	0.93	2.12	0.0326
R04-15/ 1397 / -77.0°	243.4°	2+00N / 5+71E	947.8	950.0	2.2	2.0	1.77	0.01	0.0144
			1041.0	1044.5	3.5	3.2	1.72	2.48	0.0198
			1308.4	1319.7	11.3	10.5	0.67	0.01	0.0080
R04-17/ 1176 / -61.5°	250.0°	0+00S / 14+50E	1080.2	1087.1	6.9	6.6	0.63	0.03	0.0121

Table 2: Previous Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-01 / 900 ft / -82°	244°	8+00N/12+10E	633.5	637.1	3.6	2.7	0.57	0.29	0.0046
R04-03 / 1610 ft / -70°	244°	6+00N/18+20E	919.0	927.0	8.0	6.1	1.49	0.14	0.0139
			1410.3	1430.0	14.7	13.5	0.60	0.43	0.0066
R04-05/ 1395 / -64.5°	243.4°	4+00N / 16+70E	1241.5	1254.3	12.8	12.1	0.77	1.26	0.0063
			1265.3	1272.0	6.7	6.3	1.41	0.33	0.0273
R04-07 / 477 / -61°	243.4°	8+00S / 2+25E	281.0	286.0	5.0	4.9	0.55	0.06	0.0078
R04-08 / 1522 ft / -70°	243.4°	4+00N / 17+40E	664.8	666.8	2.0	1.7	4.00	0.05	0.0382
			1044.7	1048.7	4.0	3.9	1.05	0.00	0.0133
			1358.6	1365.5	6.9	6.5	1.17	0.84	0.0196

(Cont.)

COBALT .....THE ESSENTIAL ELEMENT

To date the Company has received complete assay results for drill holes R04-01 through R04-8, R04-10, R04-15 and R04-17. The Company is awaiting completed assay results for drill holes R04-09, R04-14, R04-16 and R04-18. Drill Holes R04-02, R04-04, R04-06 and R04-11 were lost due to poor near surface ground conditions. To date, drill holes R04-01 through R04-23 have been completed totaling over 19,400 feet.

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project. Drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay. A current list of drill holes, intersections and location map are available from the Company directly.

To ensure validity of results, Formation employs a regimented sampling procedure, including the submittal of different standard samples of known grade, blank samples and random duplicate samples to ensure results can be replicated. Further results will be released when available.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

COBALT ... THE ESSENTIAL ELEMENT



Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

/Formation

Idaho Cobalt Project Drill Program Increases Resources

Vancouver, B.C., September 27, 2004 Formation Capital Corporation (FCO-TSX) (the Company) is pleased to announce the most recently available results from the ongoing 25,000 foot drill program on its 100% owned Idaho Cobalt Project. The drill program is designed to develop additional reserves and resources along strike and down-dip on the Ram deposit. In addition, the program will test for unexplored hangingwall mineralization. Drill holes will also improve the knowledge of the ore zones and minimize development risk. A preliminary review of the drill program results to date demonstrate an increase in the measured and indicated resource.

The existing previously announced and SEDAR filed reserves and resources are based on results of drilling to a maximum vertical depth of only 650 feet below surface. The bulk of these reserves and resources are from the main zone which is comprised of up to three stacked mineralized horizons. This zone appears to be strongest between 2+00S and 6+00N, however it remains open along strike and down-dip. To date, drill Holes R04-01, R04-03, and R04-05 through R04-15 have been completed totaling 12,447 feet.

The results announced in August 2004 from drill holes R04-01 and R04-03 were successful in confirming down-dip mineralization an additional vertical 120 feet on section 8+00N and 460 feet on section 6+00N. Similarly, the results from new drill holes verify down-dip mineralization an additional vertical 273 feet on section 4+00N (R04-05 and R04-08) beyond the previously defined depth of mineralization. Mineralization has thus been extended down dip along 400 feet of strike and remains open. As well, an additional 200 feet of main zone mineralization has been defined along strike to the south on section 8+00S (R04-07) and remains open.

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project. Drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay. A current list of drill holes, intersections and location map are available from the Company directly. Significant results from drill holes R04-05, R04-07 & 08 are as follows:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-05/ 1395 / -64.5⁰	243.4⁰	4+00N / 16+70E	957.2	959.1	1.9	1.9	0.57	0.01	0.0062
			964.0	971.3	7.3	6.8	0.41	0.01	0.0035
		main zone	1215.7	1224.0	8.3	7.8	0.32	0.64	0.0114
		main zone	1241.5	1254.3	12.8	12.1	0.77	1.26	0.0063
		main zone	1265.3	1272.0	6.7	6.3	1.41	0.33	0.0273
			1316.8	1320.9	4.1	3.9	0.57	0.29	0.0081
R04-07 / 477 / -61⁰	243.4⁰	8+00S / 2+25E	281.0	286.0	5.0	4.9	0.55	0.06	0.0078
R04-08 / 1522 ft / -70⁰	243.4⁰	4+00N / 17+40E	664.8	666.8	2.0	1.7	4.00	0.05	0.0382
			706.1	709.4	3.3	2.8	0.85	0.37	0.0112
			1044.7	1048.7	4.0	3.9	1.05	0.00	0.0133
			1259.0	1263.0	4.0	3.8	0.39	0.68	0.0145
		main zone	1290.7	1295.0	4.3	4.0	0.37	0.57	0.0206
		main zone	1358.6	1365.5	6.9	6.5	1.17	0.84	0.0196
		main zone	1388.7	1399.7	11.0	10.0	0.38	0.52	0.0074

(Cont.)

C O B A L T . . . THE ESSENTIAL ELEMENT

Significant results previously released for R04-01 and R04-03 are provided below for reference:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-01 / 900 ft / -82⁰	244⁰	8+00N/12+10E	429.0	433.2	4.2	3.2	0.64	0.03	0.0090
			561.0	577.2	16.2	12.3	0.23	0.05	0.003
		main zone	633.5	637.1	3.6	2.7	0.57	0.29	0.0046
			809.5	813.8	4.3	3.3	0.54	2.24	0.0026
R04-03 / 1610 ft / -70⁰	244⁰	6+00N/18+20E	919.0	927.0	8.0	6.1	1.49	0.14	0.0139
			1122.0	1125.0	3.0	2.7	0.59	0.07	0.0130
		main zone	1410.3	1430.0	14.7	13.5	0.60	0.43	0.0066

To ensure validity of results, Formation employs a regimented sampling procedure, including the submittal of different standard samples of known grade, blank samples and random duplicate samples to ensure results can be replicated. Further results will be released when available.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

COBALT   ...THE ESSENTIAL ELEMENT